

Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Flextrade LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Flextrade LLC, (the "Company") as of December 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion the financial statement presents fairly, in all material respects, the financial position of Flextrade LLC in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to fraud or error.



Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

We have served as the Company's auditors since 2002.

New York, New York
March 12, 2018

FLEXTRADE LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	4,094,741
Accounts receivable, net of $146,000 allowance for doubtful accounts		4,433,996
Prepaid expenses and other current assets		10,695
Total Assets	$	8,539,432

LIABILITIES AND MEMBERS' EQUITY

Liabilities:

Sales tax payable and accrued expenses	$	248,438
Deferred revenue		1,932,833
Customer deposits		12,500
Due to Parent		1,778,095
Total Liabilities		3,971,866
Members' Equity		4,567,566
Total Liabilities and Members' Equity	$	8,539,432

See the accompanying Notes to the Financial Statements.

FLEXTRADE LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Flextrade LLC (the "Company") was organized in New York on December 18, 2000, as a limited liability company. The Company is wholly owned by Flextrade Systems, Inc. (the "Parent"). The operating agreement provides for the Company to continue until December 31, 2040 unless dissolved sooner.

Principal Business Activity

The Company licenses computer software primarily to security broker-dealers located throughout the United States. The software's function is to carry out and initiate orders to buy and sell securities. The software routes an investor's order to the broker-dealer for purposes of executing and settling transactions and all other elements of broker-dealer services. The Parent provides customer support services and performs other related administrative functions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

Cash equivalents consist of a bank money market fund.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company's revenue from licensing agreements is based on the number of shares traded through the use of the licensed software and recognized when the trades occur. Upfront fees from customers are deferred and recognized over the life of the contract. Some agreements may provide for a maximum annual fee payable by a customer. In such cases, if the Company determines based on the proportionate number of shares traded as of the balance sheet date, that the volume of shares traded will result in the maximum being reached, the revenue is recognized on the straight line basis over the life of the contract.

Accounts Receivable and Allowance for Doubtful Accounts

The Company's trade accounts receivable are recorded at amounts billed to customers and presented on the balance sheet net of the allowance for doubtful accounts, if required. The allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of customers. The policy for determining past due status of receivables is based on how recently payments have been received. Receivables are charged off when they are deemed uncollectible, which may arise when customers file for bankruptcy or are otherwise deemed unable to repay the amounts owed to the Company.

Income Taxes

No provision is required for federal and state taxes on the income of the Company. The Company is a limited liability company for federal and state tax purposes whereby the income of the Company is taxed to the members.

Sales Tax

The sales taxes charged by the Company to customers are presented in the financial statements on a net basis and accordingly, excluded from revenues and costs.

NOTE 2 -   EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company is exempt from Securities Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

NOTE 3 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2017, the Company had net capital of $769,362 which was $504,571 in excess of its required minimum net capital of $264,791. The Company's ratio of aggregate indebtedness to net capital was 5.16 to 1.

NOTE 4 -   RELATED PARTY TRANSACTIONS

The Company has an agreement with its Parent to provide and pay for specified administrative duties and other services for the Company and that the Company will reimburse the Parent for its share of the associated expenses. The Parent allocates payroll and fringe benefits of general & administrative personnel based on the relative revenue ratio of the Parent and Company. In addition, the Company pays the parent a user based license fee for customers who have executed a licensing agreement with the Company. For the year ended December 31, 2017, the Parent charged the Company $13,061,640. The agreement provides that the Parent and the Company shall review the cost allocation between the parties no less than annually whereby such amounts may be adjusted. The agreement terminates upon the mutual consent of the parties or the termination of the existence of either party.

NOTE 5 - **COMMITMENTS AND CONTINGENCIES**

The Company has no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2017 or during the year then ended.

Cash Concentration

The Company maintains accounts in a bank located in New York. The excess of deposit balances reported by the bank over amounts covered by federal insurance was approximately $3,845,000 at December 31, 2017.

Major Customer

At December 31, 2017, one customer accounted for approximately 11% of the Company's revenue.

NOTE 6 - **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through March 12, 2018 which is the date the financial statements were available to be issued.